FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2011

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

Attached to Registrant's Form 6-K for the month of November 2011 and incorporated by reference herein is the Registrant's immediate report dated November 10, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:    November 10, 2011

FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter Results for 2011

Revenues increased 21% Year-Over-Year to $161.5 million with Net Income of $29.7 million

Or-Yeuda, Israel – November 10, 2011 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions and proprietary software products, today announced its results for the third quarter of 2011.

Financial Highlights for the Third Quarter and Nine-Month Period Ended September 30, 2011

•	Third-quarter revenues increased 20.7% to $161.5 million compared to $133.8 million in the same period last year.

•	Operating income for the third quarter increased 10.2% to $13 million, compared to $11.8 million in the same period last year.

•
Net income for the third quarter increased 506% to $29.7 million, compared to $4.9 million in the same period last year. Net income for the third quarter of 2011 included income of $25.8 million recorded in connection with the acquisition by Sapiens International Corporation N.V. of two privately held companies (IDIT I.D.I. Technologies Ltd and FIS Software Ltd.), which was completed on August 21, 2011, following which Formula's holdings in Sapiens were reduced below 50%. As of September 30, 2011, Formula held 43.6% of Sapiens' outstanding share capital.

•	Revenues for the nine-month period ended September 30, 2011 increased 21.9% to $483.3 million, compared to $396.4 million in the same period last year.

•	Operating income for the nine-month period ended September 30, 2011 increased 12.9% to $38.5 million, compared to $34.1 million in the same period last year.

•	Net income for the nine-month period ended September 30, 2011 increased 187.4% to $38.8 million, compared to $13.5 million in the same period last year.

•
As of September 30, 2011, Formula’s consolidated cash and short term and long term investments in marketable securities totaled approximately $101.7 million, of which Formula’s standalone net cash and short term and long term investments totaled $5.8 million (with no debt).

•	As of September 30, 2011, total equity was $351.2 million, representing 57% of the total balance sheet.

Results

For the third quarter ended September 30, 2011, total revenues were $161.5 million, with net income of $29.7 million, or $2.16 per fully diluted share. This compares with revenues of $133.8 million and net income of $4.9 million, or $0.36 per fully diluted share, for the same period last year.

Operating income for the third quarter ended September 30, 2011, was $13 million, or $0.95 per fully diluted share. This compares to operating income of $11.8 million, or $0.87 per fully diluted share, for the same period a year ago.

For the nine month-period ended September 30, 2011, total revenues were $483.3 million, with net income of $38.8 million, or $2.81 per fully diluted share. This compares with revenues of $396.4 million and net income of $13.5 million, or $1 per fully diluted share, for the same period last year.

Operating income for the nine-month period ended September 30, 2011, was $38.5 million, or $2.82 per fully diluted share. This compares to operating income of $34.1 million, or $2.52 per fully diluted share, for the same period last year.

Guy Bernstein, CEO of Formula Systems, commented: "I am pleased with the group’s continued strong performance in the third quarter and throughout this year. We continued to demonstrate growth, reflected in all our operations and driven by strong demand for the products and services offered by our subsidiaries. Our subsidiaries continued to make strategic acquisitions, such as Magic Software Enterprises' recently announced acquisition of BluePhoenix’s AppBuilder activity and Sapiens' acquisition of IDIT I.D.I. Technologies Ltd. and FIS Software Ltd., bringing added value to our customers and shareholders."

About Formula

Formula Systems Ltd. is a global information technology company, engaged through its subsidiaries and affiliates in providing software consulting services and computer-based business solutions and developing proprietary software products.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new businesses, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s filings with the United States Securities and Exchange Commission, including its most recent annual report on Form 20-F.

Contact:
Formula Systems (1985) Ltd.
ir@formula.co.il
+972-3-5389487

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited		Unaudited
Revenues	161,497	133,791	483,288	396,357
Cost of revenues	123,409	100,282	369,147	297,330

Gross profit	38,088	33,509	114,141	99,027
Research and development costs, net	1,440	1,399	4,660	3,993
Selling, general and administrative expenses	23,675	20,320	70,940	60,944
Operating income	12,973	11,790	38,541	34,090

Financial expenses, net	(1,813)	(1,033)	(4,959)	(2,754)

	11,160	10,757	33,582	31,336
Other income, net	54	301	231	148

Income before taxes on income	11,214	11,058	33,813	31,484
Taxes on income	1,917	1,718	5,778	5,089

	9,297	9,340	28,035	26,395
Gain derived from deconsolidation of subsidiary and
equity in gains (losses) of affiliated companies, net	25,583	(271)	25,446	(649)
Net income	34,880	9,069	53,481	25,746
Net income attributable to non-controlling interests	5,223	4,193	14,635	12,237

Net income attributable to Formula's shareholders	29,657	4,876	38,846	13,509

Earnings per share:
Basic	2.19	0.36	2.88	1.01
Diluted	2.16	0.36	2.81	1.00

Weighted average number of shares outstanding:
Basic	13,530	13,398	13,497	13,365
Diluted	13,674	13,530	13,666	13,522

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2011	2010
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	64,827	110,508
Marketable securities	24,315	38,170
Short-term deposits	9,800	24
Trade receivables	140,191	154,366
Other accounts receivable	29,784	23,140
Inventories	3,036	5,601
Total current assets	271,953	331,809

LONG-TERM INVESTMENTS:
Marketable securities	2,805	2,828
Deferred Taxes	13,509	13,135
Investments in affiliated company	73,156	3,209
Prepaid expenses and other assets	4,409	5,493
Total long-Term Investments	93,879	24,665

SEVERANCE PAY FUND	49,438	55,286

PROPERTY, PLANTS AND EQUIPMENT, NET	19,031	12,411

NET INTANGIBLE ASSETS AND GOODWILL	183,861	199,596

TOTAL ASSETS	618,162	623,767

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Liabilities to banks	5,692	6,684
Trade payables	38,596	53,177
Deferred revenues	20,720	26,845
Employees and payroll accrual	36,838	40,704
Other accounts payable	24,140	30,693
Dividend payable to non controling interests	511	-
Liability in respect of business combinations	4,231	3,963
Debentures	16,250	15,927
Total current liabilities	146,978	177,993

LONG-TERM LIABILITIES:
Debentures	31,309	31,854
Deferred taxes	3,184	2,654
Customer advances	2,588	3,520
Liabilities to banks and others	7,406	3,154
Liability in respect of business combinations	12,157	4,758
Accrued severance pay	63,294	65,450
Total long-term liabilities	119,938	111,390

EQUITY
Formula shareholders' equity	218,541	197,615
Non-controlling interests	132,705	136,769
Total equity	351,246	334,384

TOTAL LIABILITIES AND EQUITY	618,162	623,767